UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

The Pep Boys – Manny, Moe & Jack

(Name of Issuer)

Common Stock, par value $1.00

(Title of Class of Securities)

713278109

(CUSIP Number)

Eric R. Hattler
The Gores Group, LLC
10877 Wilshire Boulevard, 18th Floor
Los Angeles, CA 90024
310.209.3980

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 713278109	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSON The Gores Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 1,200,000
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 1,200,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 713278109	13D	Page 3 of 4 Pages

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment”) to Schedule 13D is being filed by The Gores Group, LLC (the “Reporting Person”).  The Schedule 13D filed on February 8, 2012 (the “Schedule 13D”) by the Reporting Person is hereby amended as set forth in this Amendment No. 1.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D.

The principal executive offices of the Issuer are located at 3111 W. Allegheny Ave., Philadelphia, PA 19132.

Item 4. Purpose of Transaction

The disclosure provided in Item 4 of the Schedule 13D amended hereby is replaced in its entirety by the following disclosure:

On May 29, 2012, the Issuer announced that it, Parent and Merger Sub had agreed to terminate the previously announced Agreement and Plan of Merger, dated as of January 29, 2012, by and among the Company, Parent and Merger Sub, and as such, the Reporting Person can no longer be deemed to be part of a “group” with BlackRock and/or entities controlled by BlackRock within the meaning of Section 13(d)(3) of the Act. The Reporting Person’s obligation to file the Schedule 13D arose only as a result of the potential existence of such a “group,” and the Reporting Person therefore no longer has any obligation to file further amendments to the Schedule 13D amended hereby. Accordingly, this Amendment No. 1 constitutes the final amendment to the Reporting Person’s Schedule 13D amended hereby, and an exit filing for the Reporting Person.

Except as disclosed in this Item 4, the Reporting Person has no current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Person, however, will take such actions with respect to the Reporting Person’s investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

Item 5. Interest in Securities of the Issuer

(a) − (d)      Not applicable.

(e)               The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on May 29, 2012.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure provided in Item 6 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

The information set forth in Item 4 of this Amendment is hereby incorporated by reference in this Item 6. Other than the matters disclosed above in response to Item 4, and this Item 6, the Reporting Person is not party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 713278109	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2012

THE GORES GROUP, LLC

By:	/s/ Steven G. Eisner
Name:	Steven G. Eisner
Its:	Senior Vice President